News Release
For Immediate Release	Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R3 Website: www.fording.ca

FORDING ANNOUNCES 2007 FIRST QUARTER
CASH DISTRIBUTION

CALGARY, March 1, 2007 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that the Trustees have declared a first quarter cash distribution of CDN$0.65 per unit to be paid on April 16, 2007 to unitholders of record on March 30, 2007. The ex-distribution date is March 28, 2007. This distribution is for the period from January 1, 2007 to March 31, 2007.

The cash distribution declared today reflects the impact of adverse winter weather conditions on rail transportation to the ports in January, which was discussed in our 2006 fourth quarter earnings results dated February 12, 2007. Although rail transportation improved in February, our sales volumes to date have been adversely affected. Sales volumes for the balance of the first quarter continue to be dependent largely on weather conditions and resulting rail and port performance. In addition, we expect first quarter transportation costs to be higher due to additional demurrage costs as vessels experience longer waiting times before being loaded.

Distribution Reinvestment Plan

The Trustees are pleased to announce the approval in principle of a distribution reinvestment plan. Details of the plan will be announced in a news release when the required documentation has been finalized and filed with the appropriate regulatory authorities. This is anticipated to occur within two weeks.

2007 Annual Meeting of Unitholders

Fording Canadian Coal Trust's 2007 Annual Meeting of Unitholders is scheduled to take place on Tuesday, May 1, 2007 at 11:00 a.m. (MST) at the Fairmont Palliser Hotel in Calgary, Alberta. The record date will be March 12, 2007.

Tax Information for Cash Distributions

The information below is provided to assist unitholders in understanding the tax treatment of distributions paid by the Trust.

For unitholders resident in Canada, income distributed by the Trust will generally be treated as Trust income except where the income is sourced from capital gains realized by the Trust or from dividends received by the Trust. In these cases, the Trust intends to make appropriate designations in its tax returns so that the capital gains or dividends will retain their character when distributed to unitholders and will be subject to income tax accordingly. Distributions to unitholders made in a year that are greater than the net income of the Trust for the year will not be included in unitholders’ income but will be considered a return of capital and a reduction of the cost base of the units.

Income distributed by the Trust to non-residents of Canada will be subject to Canadian withholding tax of 25% subject to reduction under the provisions of any applicable tax treaty or conventions. Canadian withholding tax is generally 15% for U.S. holders.

The Trust is taxed as a corporation for U.S. tax purposes. Accordingly, distributions by the Trust will be considered foreign-source dividend income to the extent paid out of current or accumulated earnings and profits of the Trust, determined under U.S. income tax principles. Assuming that applicable unitholder-level requirements are met, these distributions are “qualified dividends,” eligible for taxation at reduced rates under recent U.S. federal income tax legislation. Payments in excess of current or accumulated earnings and profits will be applied first to reduce the cost base of the units and then as a capital gain should the cost base of the units be reduced to zero.

The Trust will issue a statement after the close of its fiscal year (December 31) that will provide information for Canadian and U.S. resident investors about the final characterization of the 2007 Trust distributions for income tax purposes.

Unitholders should consult their own tax advisors for advice with respect to the income tax consequences based on their particular circumstances.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund royalty trust. The Trust makes quarterly distributions to unitholders using royalties received from its 60% interest in the metallurgical coal operations of the Elk Valley Coal Partnership and earnings from its NYCO subsidiaries which are leading producers of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

Forward-looking Information

Certain information included in this document is of a forward-looking nature. Forward-looking information is subject to known and unknown risks, as well as uncertainties and other factors. Accordingly, actual results may differ materially from those expressed or implied in forward-looking information. Some of the risks, uncertainties and other factors affecting Fording Canadian Coal Trust are discussed in our public filings with the securities regulatory authorities in Canada and the United States. Copies of Fording Canadian Coal Trust’s Canadian filings, including our most recent management information circular, annual information form, annual report, quarterly reports, material change reports and news releases, are available online at www.sedar.com, and copies of our U.S. filings, including our most recent annual report on Form 40-F as supplemented by filings on Form 6-K, are available at www.sec.gov. Information in this document is presented as of March 1, 2007 and is subject to change after this date. However, Fording Canadian Coal Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information contact:

Catherine Hart

Investor Relations Analyst

403-260-9817

Email: investors@fording.ca

Website: www.fording.ca